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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                  Gantos, Inc.
--------------------------------------------------------------------------------
                              (Name of Issuer)

                    Common Shares, par values $0.01 per share
--------------------------------------------------------------------------------
                       (Title of Class of Securities)

                                  36473U 20 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  July 8, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP NO. 36473U 20 4                 13G                 PAGE 2  OF  5 PAGES
--------------------------------------------------------------------------------
  1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
        Arlene H. Stern

--------------------------------------------------------------------------------
  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


--------------------------------------------------------------------------------
  3     SEC Use Only


--------------------------------------------------------------------------------
  4     Citizenship or Place of Organization

        United States of America
--------------------------------------------------------------------------------
    Number of
                           5       Sole Voting Power

      Shares                       163,130
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        163,130
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power

                                   0
    Person With
--------------------------------------------------------------------------------
  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        163,130
--------------------------------------------------------------------------------
 10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ] (See Instructions)


--------------------------------------------------------------------------------
 11     Percent of Class Represented by Amount in Row (9)

        5.8%
--------------------------------------------------------------------------------
 12     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------

CUSIP No. 36473U 20 4                                          Page 3 of 5 pages


ITEM 1.

         (a)      Name of Issuer:

                        Gantos, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                        1266 East Main Street, 5th Floor
                        Stamford, Connecticut  06902

ITEM 2.

         (a)      Name of Person Filing:

                        Arlene H. Stern

         (b)      Address of Principal Business Office or, if none, Residence:

                        Gantos, Inc.
                        1266 East Main Street, 5th Floor
                        Stamford, Connecticut  06902

         (c)      Citizenship:

                        United States of America

         (d)      Title of Class of Securities:

                        Common Shares, par value $0.01 per share

         (e)      CUSIP Number:

                        36473U 20 4

CUSIP No. 36473U 20 4                                          Page 4 of 5 pages


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B) OR 13D-2(B) OR (C), CHECK WHETHER THE FILING PERSON IS A:

                        Not Applicable

ITEM 4.           OWNERSHIP.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)   Amount beneficially owned:                                       163,130*

         (b)   Percent of class:                                                   5.8%*

         (c)   Number of Shares as to which the person has:

               (i)    Sole power to vote or to direct the vote:                 163,130*

               (ii)   Shared power to vote or direct the vote:                        0

               (iii)  Sole power to dispose or to direct the disposition of:    163,130*

               (iv)   Shared power to dispose or to direct the disposition of:        0

*The number of Common Shares shown above as beneficially owned by Arlene H. Stern includes (1) 39,798 Common Shares owned by Arlene H. Stern, and (2) 123,332 Common Shares that Arlene H. Stern has the right to acquire within 60 days of December 31, 1999 upon the exercise of options granted to Arlene H. Stern by the Company in connection with her service as the Company's President and Chief Executive Officer.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following | |.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON.

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

CUSIP No. 36473U 20 4                                          Page 5 of 5 pages



ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10.          CERTIFICATION.

         Not applicable.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 8, 2000                        /s/ ARLENE H. STERN
                                                --------------------------------
                                                Arlene H. Stern